
Mailstop 3233

September 25, 2015

Via E-mail
William Rhind
Principal Executive Officer
The Global Currency Gold Trust
c/o WGC USA Asset Management Company, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

> **Re: The Global Currency Gold Trust**
> **Registration Statement on Form S-1**
> **Filed August 28, 2015**
> **File No. 333-206640**

Dear Mr. Rhind:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the gold delivery agreement will be a swap under Title VII of the Dodd-Frank Act and have the following comments:

  •   We note your response to comment 6 in your letter dated August 28, 2015. Please provide disclosure in the registration statement regarding counterparty concentration based on notional amount – not daily exposure. Disclosure in your filing indicates that the notional amount of the swap will be equal to the value of 100% of the Trust's assets. Disclosure in your filing also indicates that you intend to have a single counterparty for the swap. Given such counterparty concentration, please include disclosure regarding such counterparty in the registration statement and disclose how such information will be provided on an ongoing basis.

• We note that in order to "track the performance of the index," there will be payments to the Fund in Gold Bullion under the swap that are intended to measure the daily Gold Bullion returns as if the investor had invested in Gold Bullion in the specific Reference Currencies. Through the Fund's structure, investors will be provided with exposure to the referenced currencies that they would not necessarily be able to obtain directly. Please provide us with a detailed analysis as to why the offering of the Trust interests would not involve the offer and sale of the swap to investors, including to persons who are not eligible contract participants. In that regard, please also provide us with a detailed analysis as to how these swap transactions would be consistent with the provisions of the Commodity Exchange Act, including the restrictions on swaps transactions with persons who are not eligible contract participants.

2. We note your disclosure describing the involvement of JP Morgan Chase Bank, N.A., including its role as the Custodian and the Gold Delivery Provider. Please disclose in the forepart of the registration statement the role of JP Morgan with respect to the index and the Fund, including its role in developing the strategy and methodology underlying the Index, selecting and licensing the Index to Thomson Reuters (Markets) LLC, selling the Fund interests, acting as the Fund counterparty on the currency swap and selecting the sponsor.

Prospectus Summary

Trust Structure, page 1

General

3. Please expand your disclosure under the Index and the Gold Delivery Agreement headings to more fully discuss the expected level of tracking error between the fund and underlying index as well as between the index and the amounts deposited pursuant to the Gold Delivery Provider's methodology. For instance, briefly discuss whether the implementation of the spot rate and T/N forward points in the Index for each reference currency affects the correlation of the USD to the respective reference currency. Please also discuss the impact of embedded costs and other potential expenses, which may be discharged through sales of your gold bullion deposits, on your ability to meet your tracking objectives.

The Index, page 1

4. We note the disclosure on page 42, indicating that gold is the primary driver of Index returns and that fluctuations in the reference currencies have historically typically accounted for less than 1% of the daily Index returns. Please revise to specify how the index is weighted, to clearly convey the extent to which the index tracks gold and the

extent to which it tracks the reference currencies.

The Custodian, page 3

5.   Please supplement your disclosure in this section to briefly highlight expected insurance provisions, under the terms of the Custodian Agreement, protecting against the risk of loss for the gold deposits.

Fund Objective, page 4

6.   We note your disclosure stating that the Index seeks to track the daily performance of a long position in physical gold and a short position in each of the major, non-U.S. currencies. We also note your disclosure indicating that the Index and the Gold Delivery Amount incur embedded costs. Please revise to describe these embedded costs and to quantify the amount of the embedded costs.

7.   Please revise to discuss the current apportionment of reference currencies, consistent with disclosure elsewhere in the filing, and, to the extent material, describe the potential impact of variances in the respective value of each of the reference currencies against the value of the USD. Please also discuss generally how weighting of the reference currencies affects your expected objective.

8.   In the discussion of reduced counterparty risk you indicate that you only take settlement risk on a "relatively small amount" of Gold Bullion. Please clarify the extent to which your expectation is based on historical results while actual results may vary. Please also provide balancing disclosure to the extent there have been periods where the settlement risk has been greater. In this regard, we note the FX contribution displayed in table 3 on page 49, which illustrates a larger approximate FX contribution amount during the Great Recession, Sovereign Debt Crisis, and with respect to the most recent 1-year period.

Risks Related to the Fund

The Gold Delivery Amount on each Business Day…, page 21

9.   Please revise to clarify whether such transactional costs could impact the NAV calculation for the Fund shares.

Description of the Thomson Reuters Global Gold (Ex-USD) Index

General, page 42

10.   You state that the Index Rules, not the description in the registration statement, will govern calculation and constitution of the Index. Please file the Index Rules as an exhibit to the registration statement or advise.

Valuation of Gold in the Index: the Gold Price, page 42

11.   Please expand your disclosure in this section to briefly discuss the mechanics for substituting a different reference source for determining the daily gold price. Please also discuss the process, if any, involved to reconcile any variances between such sources.

Operation of the Fund

Calculation of the Gold Delivery Amount, page 52

12.   Please revise your disclosure in this section to briefly discuss the alternative rates that may be employed by the Gold Delivery Provider to calculate the gold delivery amount and also explain the approval process, if any, for approving an alternate calculation.

Fund Expenses, page 54

13.   We note your response to comment 3. It is unclear where the Sponsor's obligation to pay the referenced fees is memorialized in exhibit 4.3. Please advise.

Determination of NAV, page 66

14.   We note that if no LBMA Gold Price PM is made on a particular evaluation day, or has not been announced by 12:00 pm on a particular evaluation day, the next most recent LBMA Gold Price is used to determine NAV of the Trust, "unless the Sponsor determines that such price is inappropriate to use as the basis for such determination." Please explain what factors the Sponsor would consider in evaluating the appropriateness of the next most recent LBMA Gold Price. To the extent the Sponsor determines such price is inappropriate, explain the factors the Sponsor will consider in identifying an alternate basis to value the fund shares.

Market Disruption Events and Extraordinary Events, page 72

15.   You define Market Disruption Events and Extraordinary Events to include "unusual market or other events." Please clarify if these events must be tied to the trading of gold or the reference currencies.

Consequences of a Market Disruption or Extraordinary Event, page 72

16.   We note that the Fund "may not calculate NAV" or may use alternate pricing sources to calculate NAV during the occurrence of a Market Disruption Event or Extraordinary Event. Please further explain the circumstances in which the Fund would not calculate NAV and the resulting impact to investors.

Plan of Distribution, page 83

17.   We note your discussion of the gold amount to be deposited with the Custodian in exchange for the Seed Creation Units. Please revise in this section to briefly clarify, if true, that the price per ounce of the initial gold bullion deposit will be calculated in U.S. Dollars. Please provide conforming disclosure in the prospectus summary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Richard F. Morris, Esq.
        Morgan, Lewis & Bockius LLP